DPW HOLDINGS, INC.

201 Shipyard Way, Suite E

Newport Beach, CA 92663

October 4, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:      Tom Jones

Staff Attorney

Re:          DPW Holdings, Inc.

                Form S-3, filed July 23, 2018

                File No. 333-226301

Dear Mr. Jones:

DPW Holdings, Inc. (the “Company”) hereby submits a response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated August 22, 2018 (the “Comment Letter”) relating to the Registration Statement on Form S-3 (“Form S-3”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the Form S-3 (the “Amended S-3”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

Comment No. 1. Where you refer to acquisitions, such as Enertec, please disclose the nature of the business acquired. Include the status of any pending acquisition and discuss delays in completing the acquisition and reasons for those delays.

Response No. 1. We have made the requested disclosure; please see the first paragraph on page 4.

Comment No. 2. Please file or identify the filing with which you have included the agreements you highlight in the last three paragraphs on page 4, the fifth paragraph on page 5, and the last three paragraphs on page 6.  Also address the CEO guarantee mentioned on page 5. Include in your response the applicable exhibit number, if any.

Response No. 2. The two 5% promissory notes which were issued on January 25, 2018, each in the principal face amount of $2,500,000 to two institutional investors, were disclosed but not filed in the Company’s Current Report on Form 8-K filed on January 25, 2018, under Item 2.03 as the amounts were not deemed material to the Company. Finally, these notes were repaid in March of 2018 as disclosed in a Current Report on Form 8-K (a “Form 8-K”) filed with the Commission on March 27, 2018.

The promissory note carrying an original issue discount issued on February 20, 2018, in the principal face amount of $900,000 to an accredited investor and the new promissory note issued on March 23, 2018, in the principal face amount of $1,750,000 to the same investor, were not included in the Company’s filings because such notes were not material to the Company.

The 10% promissory note issued on February 26, 201 8, in the principal face amount of $330,000, and the 10% promissory note issued on March 27, 2018, in the principal face amount of $200,000, to certain accredited investors were not disclosed in a Form 8-K filed by the Company because such notes were not material to the Company.

The three 12% Convertible Promissory Notes dated October 5, 2016, November 30, 2016 and February 22, 2017, were issued by Avalanche International, Corp. (“Avalanche”) to the Company, as the lender, and therefore the Company believes such notes were not material to the Company. Furthermore, Item 2.03 applies to the “Creation of a Direct Financial Obligation . . . of a Registrant.” Since the Company was the lender rather than the borrower, Item 2.03 does not apply to these loans. Consequently, the Company believes such notes were not required to be disclosed or filed in a Form 8-K.

In March 2017, Avalanche entered into a share exchange agreement pursuant to which it acquired MTIX Limited. Item 1.01 of Form 8-K defines a “material definitive agreement” as an agreement that provides for obligations that are material to and enforceable against the registrant, or rights that are material to the registrant and enforceable by the registrant against one or more other parties to the agreement, in each case whether or not subject to conditions. The Company believes that the agreement does not contain information that a reasonable investor would consider important in making an investment decision with respect to the Company or information that is material to an understanding of the terms of the agreement and is therefore not required to be filed because, among other reasons, the Company was not a party to the principal agreement or any other agreements ancillary thereto.

On September 6, 2017, the Company and Avalanche entered into a Loan and Security Agreement pursuant to which the Company agreed to provide to Avalanche a non-revolving credit facility of up to $5 million, subject to the Company having available funds to grant such credit, in consideration for the cancellation of prior outstanding debt owed by Avalanche to the Company in the aggregate principal amount of $3,474,400. As such, this agreement did no more than reclassify debt owed to the Company in a substantively immaterial way. Therefore, the Company believes such agreement was not required to be filed on a Form 8-K.

On March 23, 2018, the Company entered into a securities purchase agreement to sell and issue a 12% promissory note and a warrant to purchase 300,000 shares of common stock to an accredited investor. The foregoing promissory note was personally guaranteed by the Company’s Chief Executive Officer but not secured by any of the Company’s assets. Based upon Item 1.01 of Form 8-K, the Company believes such guarantee was not required to be filed in a Form 8-K filings under Item 601(b)(10) of Regulation S-K as the guarantor is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. In addition, the Company acknowledges that the second paragraph under the heading “Description of the Warrant” in the 8-K filed in connection therewith on March 26, 2018 may inadvertently suggest that the guaranty agreement was intended to be filed as an exhibit thereto, but as the statement regarding the exhibits indicates, such was not the Company’s intent.

For all the reasons discussed above, the Company respectfully submits that the requirements to file, or re-file, the agreements are not applicable in these circumstances.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Marc Ross or Henry Nisser at (212) 930-9700.

Very truly yours, /s/ Milton C. Ault, III Milton C. Ault, III Chief Executive Officer